October 16, 2006

Sutcliffe Resources Ltd. (SR – TSX.V) is pleased to report that it has agreed to financial terms for the acquisition of a 51% interest and, ultimately, a 100% interest in the Ozherelie and Ykanskoye mineral projects, located in the Irkutsk Oblast region of Siberia, Russia, approximately 1,100 kilometres north of the City of Irkutsk and 35 kilometres from the Sukhoi Log gold deposit.

The Company will be obligated to pay US$10,000,000 by November 8, 2006 to acquire a 51% interest in M.L. Ltd. (“ML”), the private Russian Company which owns the projects, and must thereafter incur US$12,000,000 in exploration expenses on the two projects over four years. If a resource calculation prepared as a “C2” calculation under Russian law and indicating a reserve of at least 20 tonnes of gold (approximately 600,000 troy ounces) is received by the Company, the Company will be obligated to pay an additional US$8,000,000 for the remaining 49% interest in ML, giving the Company 100% control of the two projects. After such time as the entire US$12,000,000 has been spent on exploration, a further C2 resource calculation will be prepared and the Company will be obligated to pay to the vendors of ML that amount which is equal to US$10.00 per ounce for each troy ounce of gold reserves in excess of 20 tonnes. A finder’s fee is payable in connection with the proposed acquisition.

The Company is currently in the process of completing its due diligence on the Irkutsk projects and ML. The proposed acquisition is subject to execution of a formal agreement, financing and acceptance by the TSX Venture Exchange. There can be no assurance that the Company will be successful in concluding a formal agreement to acquire the two Irkutsk properties on terms acceptable to it and there can be no assurance that the Company will be able to raise all required funds.

Further information on the aforementioned projects will be released as it becomes available.

On behalf of the board of directors,

“Laurence Stephenson”

Laurence Stephenson, P.Eng, MBA
President

For further information, please visit our website www.sutclifferesources.com.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risk factors and uncertainties which may cause actual results to vary considerably from these statements.

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